UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

New York Mortgage Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

649604105

(CUSIP Number)

July 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. 649604105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HUNTLEIGH ADVISORS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 848,222

	6.	Shared Voting Power 981,378

	7.	Sole Dispositive Power 848,222

	8.	Shared Dispositive Power 981,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 981,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.42%

12.	Type of Reporting Person (See Instructions) IA

  Page 2 of 8 pages

CUSIP No. 649604105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HUNTLEIGH SECURITIES CORP.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization MISSOURI

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 133,156

	6.	Shared Voting Power 981,378

	7.	Sole Dispositive Power 133,156

	8.	Shared Dispositive Power 981,378

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 981,378

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.42%

12.	Type of Reporting Person (See Instructions) BD

 Page 3 of 8 pages

Item 1.
	(a)	Name of Issuer: New York Mortgage Trust, Inc. (the "Issuer")
	(b)	Address of Issuer's Principal Executive Offices: 1301 Avenue of the Americas, New York, NY 10019

Item 2.
	(a)	Name of Person Filing: This Statement on Schedule 13G (this "Statement") is filed by Huntleigh Advisors, Inc., and Huntleigh Securities Corp, which are affiliated companies under common control.
	(b)	Address of Principal Business Office or, if none, Residence: 7800 Forsyth Blvd, 5th Floor, St. Louis, MO 63105
	(c)	Citizenship: Huntleigh Advisors, Inc. is a Missouri corporation and an SEC registered investment adviser. Huntleigh Securities Corp. is a Missouri corporation and an NASD member broker/dealer.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 649604105

Item 3.	Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Huntleigh Advisors, Inc.   Huntleigh Advisors, Inc. is the record and beneficial owner of 848,222 shares of Common Stock and shares voting and dispositive power over 981,378 with Huntleigh Securities Corp.,

Huntleigh Securities Corp. Huntleigh Securities Corp., as an affiliated company under common control, may be deemed to beneficially own the 133,156 shares held of record by Huntleigh Advisors, Inc., and shares voting and dispositive power over such shares with Huntleigh Advisors, Inc.

 Page 4of 8 pages

(b) Percent of class: Huntleigh Advisors, Inc. 5.42% Huntleigh Securities Inc. 5.42%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Huntleigh Advisors, Inc. 848,222 shares Huntleigh Securities Corp. 133,156 shares
(ii) Shared power to vote or to direct the vote: Huntleigh Advisors, Inc. 981,378 shares Huntleigh Securities Corp. 981,378 shares
(iii) Sole power to dispose or to direct the disposition of: Huntleigh Advisors, Inc. 848,222 shares Huntleigh Securities Inc. 133,156 shares
(iv) Shared power to dispose or to direct the disposition of: Shared power to vote or to direct the vote: Huntleigh Advisors, Inc. 981,378 shares Huntleigh Securities Inc. 981,378 shares
Page 5of 8 pages
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Huntleigh Advisors, Inc., and Huntleigh Securities Corp., are under common control and may be deemed a group. Mr. Callahan, as a controlling member of Huntleigh Advisors, Inc. may be deemed a part of the group. Mr. Chambers, as a controlling member of Huntleigh Advisors, Inc., and Huntleigh Securties Corp., may be deemed a part of the group.

Item 9.	Notice of Dissolution of Group
Mr. Larry Callahan may no longer be deemed part of this group as he holds no benificial ownership in Huntleigh Advisors or Huntleigh Securities

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Page 6 of 8 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 31 , 2007

By:	Huntleigh Advisors, Inc.

By:	/s/ Robert Chambers
Robert Chambers, President

By:	Huntleigh Securities Corp.

By:	/s/ Robert Chambers
Robert Chambers, President

Page 7 of 8 pages

Exhibit 99.1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value, of New York Mortgage Trust, Inc. and further agree to the filing of this agreement as an exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: July 31, 2007	Huntleigh Advisors, Inc.

	By:	/s/ Robert Chambers
Robert Chambers, President

Huntleigh Securities Corp.

	By:	/s/ Robert Chambers
Robert Chambers, President

 Page 8 of 8 pages